The Royce Funds	745 Fifth Avenue New York, NY 10151 212-508-4500 800-221-4268 e-mail: funds@roycefunds.com website: www.roycefunds.com
September 7, 2017

Securities and Exchange Commission
Attn:  Mr. Chad Eskildsen
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Annual Report to Shareholders for the year ended December 31, 2016 for each of The Royce Fund (File No. 811-03599) and Royce Capital Fund (File No. 811-07537

Dear Mr. Eskildsen:

        At your request, and as we discussed over the telephone, in connection with the staff’s comments relating to each of the above-referenced Annual Reports to Shareholders, set forth below are the staff’s comments and the relevant Funds' responses.

The Royce Fund and Royce Capital Fund:

Comment:   Please confirm that the Fee Tables in the Prospectuses for all series of the above Funds include Business Development Companies (“BDC’s”) when calculating “acquired fund fees and expenses.”

Response:  We confirm that all series of the above Fund’s endeavor to include BDC’s in their calculations of acquired fund fees and expenses for purposes of making disclosures required in the Fee Tables of their Prospectuses.  We note, however, that upon reviewing such calculations to support our response to your comment we discovered that one BDC held in Royce Micro-Cap Fund (“RMC”), Royce Low-Priced Stock Fund (“RLP”) and Royce Capital Fund – Micro-Cap Portfolio was miscoded on our systems.  This security, Newtech Business Security Corp., therefore was not properly identified by the Funds as a BDC and not properly reflected in their calculations of acquired fund fees and expenses.  As a result we have recalculated those expenses, as of December 31, 2016, and supplemented each Fund’s Prospectus to reflect the correct acquired fund fees and expense numbers. Copies of the Prospectus Supplements, filed with the SEC on September 6, 2017, are attached hereto.

        We believe that the proposed modifications to the Fee Tables in the Prospectuses of Royce Micro-Cap Fund, Royce Low-Priced Stock Fund and Royce Capital Fund – Micro-Cap Portfolio are responsive to the staff’s comments.  Please direct any further communication relating to this filing to John E. Denneen at (212) 508-4578.

Very truly yours,
/s/ Peter K. Hoglund Peter K. Hoglund Treasurer	/s/ John E. Denneen John E. Denneen Secretary
cc:	Christopher D. Clark
Mary Macchia
Frank P. Bruno, Esq.

Royce Capital Fund

Supplement to the Investment and Service Class Shares
Prospectus Dated May 1, 2017

Royce Micro-Cap Portfolio

I.           Royce Micro-Cap Portfolio
Effective as of the date hereof, the annual fund operating expense table and the expense example for Royce Micro-Cap Portfolio are deleted in their entirety and replaced with the following:

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	Investment Class	Service Class
Management fees	1.25%	1.25%
Distribution (12b-1) fees	0.00%	0.25%
Other expenses	0.11%	0.15%
Acquired Fund Fees and Expenses	0.08%	0.08%
Total annual Fund operating expenses	1.44%	1.73%
Fee waivers and/or expense reimbursements	0.00%	-0.07%
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.44%	1.66%
Royce has contractually agreed, without right of termination, to waive fees and/or reimburse expenses to the extent necessary to maintain the Service Class’s net annual operating expenses (excluding brokerage commissions, taxes, interest, litigation expenses, acquired fund fees and expenses, and other expenses not borne in the ordinary course of business) at or below 1.58% through April 30, 2018.

Total annual Fund operating expenses may differ from the expense ratio in the Fund’s Financial Highlights because the highlights include only the Fund’s direct operating expenses and do not include acquired fund fees and expenses, which reflect the estimated amount of the fees and expenses incurred indirectly by the Fund through its investments in mutual funds, hedge funds, private equity funds, and other investment companies.

EXAMPLE
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.
The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s total operating expenses (net of fee waivers and/or expense reimbursements for the Service Class in year one) remain the same. Although your actual costs may be higher or lower, based on the assumptions your costs would be:

	Investment Class	Service Class
1 Year	$147	$169
3 Years	$456	$538
5 Years	$787	$932
10 Years	$1,724	$2,035

September 6, 2017

RCMFEE 0917

The Royce Fund

Supplement to the Consultant, R, and K Class Shares Prospectus Dated May 1, 2017

Royce Low-Priced Stock Fund
Royce Micro-Cap Fund

I.           Royce Low-Priced Stock Fund
Effective as of the date hereof, the annual fund operating expense table and the expense example for Royce Low-Priced Stock Fund are deleted in their entirety and replaced with the following:

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
R Class
Management fees	1.00%
Distribution (12b-1) fees	0.50%
Other expenses	1.32%
Acquired Fund Fees and Expenses	0.10%
Total annual Fund operating expenses	2.92%
Fee waivers and/or expense reimbursements	-0.98%
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.94%
Royce has contractually agreed, without right of termination, to waive fees and/or reimburse expenses to the extent necessary to maintain the R Class’s net annual operating expenses (excluding brokerage commissions, taxes, interest, litigation expenses, acquired fund fees and expenses, and other expenses not borne in the ordinary course of business) at or below 1.84% through April 30, 2018 and at or below 1.99% through April 30, 2027.

Total annual Fund operating expenses may differ from the expense ratio in the Fund’s Financial Highlights because the highlights include only the Fund’s direct operating expenses and do not include acquired fund fees and expenses, which reflect the estimated amount of the fees and expenses incurred indirectly by the Fund through its investments in mutual funds, hedge funds, private equity funds, and other investment companies.

EXAMPLE
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.
The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s total operating expenses (net of fee waivers and/or expense reimbursements for the periods noted above) remain the same. Although your actual costs may be higher or lower, based on the assumptions your costs would be

R Class
1 Year	$197
3 Years	$640
5 Years	$1,110
10 Years	$2,409

II.           Royce Micro-Cap Fund
Effective as of the date hereof, the annual fund operating expense table and the expense example for Royce Micro-Cap Fund are deleted in their entirety and replaced with the following:

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Consultant Class
Management fees	1.25%
Distribution (12b-1) fees	1.00%
Other expenses	0.28%
Acquired Fund Fees and Expenses	0.09%
Total annual Fund operating expenses	2.62%
Total annual Fund operating expenses may differ from the expense ratio in the Fund’s Financial Highlights because the highlights include only the Fund’s direct operating expenses and do not include acquired fund fees and expenses, which reflect the estimated amount of the fees and expenses incurred indirectly by the Fund through its investments in mutual funds, hedge funds, private equity funds, and other investment companies.

EXAMPLE
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.
The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s total operating expenses remain the same. Although your actual costs may be higher or lower, based on the assumptions your costs would be

Consultant Class
1 Year	$265
3 Years	$814
5 Years	$1,390
10 Years	$2,954

September 6, 2017

CRKFEE 0917

The Royce Fund

Supplement to the Investment, Service, and Institutional Class Shares
Prospectus Dated May 1, 2017

Royce Low-Priced Stock Fund
Royce Micro-Cap Fund

I.           Royce Low-Priced Stock Fund
Effective as of the date hereof, the annual fund operating expense table and the expense example for Royce Low-Priced Stock Fund are deleted in their entirety and replaced with the following:

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	Investment Class	Service Class	Institutional Class
Management fees	1.00%	1.00%	1.00%
Distribution (12b-1) fees	0.00%	0.25%	0.00%
Other expenses	0.31%	0.27%	0.21%
Acquired Fund Fees and Expenses	0.10%	0.10%	0.10%
Total annual Fund operating expenses	1.41%	1.62%	1.31%
Fee waivers and/or expense reimbursements	-0.07%	-0.03%	0.00%
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.34%	1.59%	1.31%
Royce has contractually agreed, without right of termination, to waive fees and/or reimburse expenses to the extent necessary to maintain the Investment and Service Classes’ net annual operating expenses (excluding brokerage commissions, taxes, interest, litigation expenses, acquired fund fees and expenses, and other expenses not borne in the ordinary course of business) at or below 1.24% and 1.49%, respectively, through April 30, 2018.

Total annual Fund operating expenses may differ from the expense ratio in the Fund’s Financial Highlights because the highlights include only the Fund’s direct operating expenses and do not include acquired fund fees and expenses, which reflect the estimated amount of the fees and expenses incurred indirectly by the Fund through its investments in mutual funds, hedge funds, private equity funds, and other investment companies.

EXAMPLE
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.
The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s total operating expenses (net of fee waivers and/or expense reimbursements for the Investment and Service Classes in year one) remain the same. Although your actual costs may be higher or lower, based on the assumptions your costs would be:

Investment Class	Service Class	Institutional Class
1 Year	$136	$162	$133
3 Years	$439	$508	$415
5 Years	$764	$878	$718
10 Years	$1,685	$1,919	$1,579

II.           Royce Micro-Cap Fund
Effective as of the date hereof, the annual fund operating expense table and the expense example for Royce Micro-Cap Fund are deleted in their entirety and replaced with the following:

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
	Investment Class	Service Class
Management fees	1.25%	1.25%
Distribution (12b-1) fees	0.00%	0.25%
Other expenses	0.23%	0.33%
Acquired Fund Fees and Expenses	0.09%	0.09%
Total annual Fund operating expenses	1.57%	1.92%
Fee waivers and/or expense reimbursements	0.00%	-0.22%
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.57%	1.70%
Royce has contractually agreed, without right of termination, to waive fees and/or reimburse expenses to the extent necessary to maintain the Service Class’s net annual operating expenses (excluding brokerage commissions, taxes, interest, litigation expenses, acquired fund fees and expenses, and other expenses not borne in the ordinary course of business) at or below 1.61% through April 30, 2018.

Total annual Fund operating expenses may differ from the expense ratio in the Fund’s Financial Highlights because the highlights include only the Fund’s direct operating expenses and do not include acquired fund fees and expenses, which reflect the estimated amount of the fees and expenses incurred indirectly by the Fund through its investments in mutual funds, hedge funds, private equity funds, and other investment companies.

EXAMPLE
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.
The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s total operating expenses (net of fee waivers and/or expense reimbursements for the Service Class in year one) remain the same. Although your actual costs may be higher or lower, based on the assumptions your costs would be:

	Investment Class	Service Class
1 Year	$160	$173
3 Years	$496	$582
5 Years	$855	$1,016
10 Years	$1,867	$2,225

September 6, 2017

ISIFEE 0917